

July 27, 2012

<u>Via E-mail</u>
Steven Cakebread
Chief Financial Officer
Pandora Media, Inc.
2101 Webster Street
Suite 1650
Oakland, California 94612

Re: Pandora Media, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2012
Filed March 19, 2012
Form 10-Q for the Fiscal Year Ended April 30, 2012
Filed June 4, 2012
File No. 1-35198

Dear Mr. Cakebread:

We have reviewed your response letter dated July 20, 2012 and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended April 30, 2012

Advertising Revenue, page 23

1. We note your response to comment four from our letter dated June 26, 2012 and in particular your statements that "management is currently focused as part of its overall evaluation of the Company's business development and potential profitability on *trends in mobile monetization* [emphasis added]… snapshots (revenue-by-platform) can provide management, and, we believe, investor insights in the *directional trend* [emphasis added] of the Company's monetization effort."   It appears from your statements that trends in

mobile monetization quantified through the mobile RPM metric constitute material information to management and investors and appear to be reasonably available. Considering that RPM by platform promotes investor understanding of your operations and is indicative of material directional revenue trends arising from your monetization efforts, please disclose such RPM by platform in the MD&A.   Refer to our Interpretative Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.   Please revise.

2. We note your response to comment seven from our letter dated June 26, 2012. To promote your investors' understanding of known material trends resulting from increases in listening hours on mobile versus other platforms, please disclose the content acquisition costs related to each platform. Specifically discuss the mobile content acquisition costs as a percentage of the related revenues as compared to the content acquisition costs as a percentage of the related revenues from other platforms.

3. We note your response to comment five from our letter dated June 26, 2012 and have the following comments.

- Notwithstanding your response, your proposed disclosures do not address the significant variables or factors that impacted revenues for the current period as compared to the prior period. Identifying the intermediate effects of a trend resulting from increased listening hours without describing the reasons underlying such effects, does not appear to provide insight for investors to see your business through your eyes. Please revise your proposed disclosures to discuss the significant underlying causes for the revenue increase, with a balanced assessment of the significant qualitative and quantitative factors impacting the pricing and volume of advertising inventory sold for the periods presented. Refer to Item 303(A)(3)(i) and (iii) of Regulation S-K.

- You assert that the RPM measure "encompasses all variables that influence revenue in relation to total available inventory" but your proposed disclosures do not address the significant variables or factors that impacted the RPMs for the current period and as compared to the prior period. Please revise your proposed disclosures to discuss the significant underlying causes of the RPM decrease, with a balanced assessment of the significant qualitative and quantitative factors impacting your total RPMs. In addition, discuss in detail how the RPMs are "the central indicator of the Company's monetization efforts" and "the best proxy to evaluate the results of the Company's monetization efforts in that total RPMs provides a yield-based metric that captures both sell through and pricing into a single top-line number useful for period to period comparison."

You may contact Kathryn Jacobson, Senior Accountant, at (202) 551-3365 or Dean Suehiro, Senior Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director